Exhibit 99.1
Asset Acceptance Capital Corp.
First Quarter 2007 Conference Call
Thursday, April 26, 2007 — 10:00 a.m. ET

INTRODUCTION AND SAFE HARBOR STATEMENT
Furthermore, Asset Acceptance Capital Corp. has not yet commenced the tender offer that will be discussed on today’s conference call. On the commencement date of the tender offer, an offer to purchase, a letter of transmittal and related documents will be filed with the Securities and Exchange Commission, will be mailed to shareholders of record and will also be made available for distribution to beneficial owners of shares of common stock. The solicitation of offers to buy the Company’s common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. When they are available, shareholders should read those materials carefully because they will contain important information, including the various terms of, and conditions to, the tender offer. When they are available, shareholders will be able to obtain the offer to purchase, the letter of transmittal and related documents without charge from the Securities and Exchange Commission’s website at www.sec.gov or from the information agent that we select. Shareholders are urged to read carefully those materials when they become available prior to making any decisions with respect to the tender offer.
OPENING COMMENTS
During today’s call, I will provide commentary on several items, including: our financial results for the first quarter 2007, a recap of our 2007 strategy, an update on our office consolidation initiative, and a high-level overview of our ongoing plan to return $150 million to shareholders.
KEY HIGHLIGHTS — OFFICE CLOSURES, TO/Dividend, ‘07 STRATEGY
Next, I would like to review several points of strategic focus which remain top-of-mind at Asset Acceptance. First, I will provide a status update regarding efficiency efforts at the Company, specifically as they relate to our decision to close two branch offices by the end of calendar 2007. Second, I will provide a high-level overview of our plan to return $150 million to current shareholders through a combination special, one-time cash dividend and tender offer — pending approval from the Board of Directors. Finally, I will provide a progress report on several important, long-term operational objectives that we presented on the fourth quarter and year-end 2006 conference call, as developed by the Board and senior management team.
As mentioned in my introductory comments, I will now provide a high-level review of our plan to return value to current shareholders. First, allow me to provide some background on the matter:
Earlier this week, we announced plans to recapitalize our balance sheet and return $150 million to shareholders through a combination of:
1.	A “Dutch auction” tender offer that will likely commence in May 2007, and

2.	Purchases from a group of large current shareholders, including — Quad-C Management-our largest shareholder at 35.7 percent, Mark Redman and myself who, as a group, own a combined 50.5 percent of the Company’s stock. The Company will make these purchases following the tender offer so that we maintain our ratable ownership interests in the Company.
Subject to final approval from the Board of Directors, the balance of the $150 million return of capital to stockholders will be paid in the form of a special one-time cash dividend — our first cash dividend as a public company.
This plan requires the recapitalization of the Company’s balance sheet and includes completion of a new credit facility being arranged by J.P. Morgan Securities. The entire effort is expected to be complete by June 30, 2007.
With consistent, visible cash flow from operations, as well as one of the most conservative capital structures in the industry, this plan positions us to achieve multiple objectives, including the ability to:
1.	Take advantage of inexpensive credit as it currently is priced in the markets

2.	Better utilize our un-levered balance sheet

3.	Return capital to current shareholders

4.	Lower our cost of capital, and

5.	Retain a high level of financial flexibility with which to purchase charged-off consumer receivables and remain opportunistic with regard to new revenue sources that are of long-term strategic interest to our Company.

Since our IPO in early 2004, we have maintained the view that ample access to liquidity and a highly conservative capital structure are clear competitive advantages for us. As a public entity, we’ve operated with virtually no debt, rarely held a sizeable balance on our $100 million line of credit and have continued to generate robust cash flows from operations, allowing us to remain opportunistic acquirers of charged-off consumer receivables with minimal leverage. By maintaining this conservative capital structure, we have retained a high degree of financial flexibility to make strategic investments and purchase appropriately-valued debt portfolios from a variety of asset classes and delinquency stages.
Importantly, we do not expect our plan to return $150 million to shareholders to compromise our access to liquidity. At the completion of this transaction, we believe our cash flow from operations and credit reserves will be more than adequate to fund our purchasing activity. By comfortably increasing our debt levels through an expanded credit facility — a subject which Mark will touch on in greater detail later on this call — we will be able to redeploy a portion of our available capital to shareholders, a decision driven by our willingness to better utilize our balance sheet in an increasingly effective manner.
We will announce specific plans and the expected timing of each event related to this plan beginning in May 2007.
FINANCIAL REVIEW
Over the last two years, we have maintained a conservative capital structure with virtually no debt on the balance sheet. On last quarter’s earnings call I noted that we will consider the continued return of capital to our shareholders, which first began with our late summer/fall 2006 repurchase program to the extent that we generate cash and have the capacity to borrow that exceeds our need to purchase receivables and invest in other strategic initiatives.
The recently announced plan to return $150 million to shareholders demonstrates our intent to follow through on this pledge.
Given the consistency of cash flows generated from our operations, as measured by Adjusted EBITDA, we have concluded that the business is well-equipped to support an increase in the use of debt financing. By moderately leveraging our capital structure to fund a share repurchase and special one-time dividend, we are making the most of our financial flexibility both to reduce our total cost of capital and improve the economic value of the business.
We expect to fund the return of capital to shareholders through a new $250 million credit facility that is being arranged by JP Morgan Securities. The likely structure of the facility will be a $100 million dollar revolving line of credit and a $150 million term loan, the latter of which will be the primary source of funds for the transaction.
As of today, our line of credit balance has been reduced to zero, therefore the full $100 million is currently available for use.
Key to entering into this transaction is that we believe we possess sufficient liquidity should attractive opportunities arise, whether for the investment in charged-off consumer portfolios, payment of debt service or to participate in other strategic opportunities.
As I look back on the last quarter or two, I feel that we have positive momentum. Purchasing in the last two quarters has been strong, collection growth may be picking up again, account representative productivity has turned around and achieved record levels, our mix of the tenure of collectors is improved, overall collections on 2006 purchases have exceeded our initial estimates and cash flow as measured by Adjusted EBITDA continues to grow.
QUESTION AND ANSWER SESSION
Q:      Sameer: Quick question on the $150 mil return of capital, did I hear you expect to be able to complete this by the end of June?
A:     Yes.
Q:      So for financial modeling purposes, as far as doing the share buy-back, should we assume the majority of that will be in June or should we assume May and June or how should we think about that?
A:     The timing has not been set because we have not formally launched the tender offer, but we believe it should happen sometime as early as the beginning or the end of May with the expectation, unless something significant changes things, it should be done by the end of June

Q:     Given the increase leverage is going to be added to the balance sheet, and the line of credit that you have, is there an upper limit that you set internally as far as the max to which you would consider levering up the balance sheet?
A:     We have not internally, formally documented an upper limit, but we think about the levels we are comfortable operating at and looking at long term strategies and viability for the best interest of shareholders we are looking at after the transaction a 1 to 1 debt to equity ratio whereas as a private company we were typically operating under 2 1/2 to 1 times ratios comparing adjusted EBITDA number to the debt outstanding gives us comfort as to what we are operating.
Q:     Giving the size of Capital return to shareholders should we assume this is the first in a series of capital return to take the company private again?
A:     I think that we did have share repurchase program last summer or fall so this is the second in a series of things but I don’t think that you can come to the conclusion that this is part of a longer program to take the company private.
Q:     Jeff Nevins from First Analysis: Follow up on recap, am I correct in assuming its $150 million, but we’re not really sure at this moment how much is going to be share buy back versus Dutch tender? We don’t really know what the share counts are going to look like?
A:     You are correct at this point we’re leaving it up to the market to determine how much of the total $150 million would possibly as much as $75 million would be part of the tender offer.
Q:     Dutch tender and second piece is, you guys going to acquire shares to maintain ownership?
A:     We would expect to sell shares to maintain ownership.
Q:     Dan from Jeffries: My question is on the balance sheet recap on the timing on why now You’ve been in high a priced environment for new paper for two years but you continue to invest but now when it seems the pricing environment is in your favor you are adding leverage to this buyback and special dividend. I know you are comfortable, but does the timing work with what’s going on in your industry?

A:     I think that we have certainly thought about this possibility before going forward with this announcement and this transaction but we believe that we have a tremendous amount of financial flexibility remaining in our ability to increase purchasing should the overall market improve and allow us to purchase additional receivables we are generating a good amount of cash flow we can use to reinvest in receivables. As a public company we have a lot of alternatives to raise capital and if the possibility for purchasing exceeded the internal things that we had available.